Exhibit 99.1

ROSETTA GENOMICS LTD.

10 Plaut St., Rabin Science Park

Rehovot, 76706

Israel

Phone number +972-73-222-0700

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On September 18, 2017

Notice is hereby given that an Extraordinary General Meeting (the “Extraordinary Meeting”) of the shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli corporation, will be held at the Philadelphia offices of the Company at 3711 Market St. Suite 740, Philadelphia, PA 19104, on September 18, 2017 at 10:00 am (ET).

The agenda of the meeting shall be as follows:

1.	To approve an increase of the Company’s registered (authorized) share capital and the corresponding amendment to the Company’s articles of associations (the “Articles”), all as described in the accompanying proxy statement.

2.	If Item 1 on the agenda of the Extraordinary Meeting is approved, approval of an addition of 255,840 ordinary shares, nominal (par) value NIS 7.2 each (“Ordinary Shares”), to the shares authorized for issuance under the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (“GSIP”), so that the total number of Ordinary Shares authorized for issuance under the GSIP will equal 450,000.

The approval of each of Items 1 and 2 above requires the affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on the matter.

Only shareholders of record at the close of trading on August 21, 2017, will be entitled to notice of, and to vote at, the Extraordinary Meeting. All shareholders are cordially invited to attend the Extraordinary Meeting in person. Discussion at the Extraordinary Meeting will be commenced if a quorum is present. Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Extraordinary Meeting. If within half an hour from the time scheduled for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting shall be adjourned to September 25, 2017 at the same time and place. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Shareholders who do not expect to attend the Extraordinary Meeting in person may vote by means of a proxy card and are requested to mark, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Joint holders of shares should take note that, pursuant to Article 32 of the Articles, the vote of the senior holder who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order of registration of the joint holders in the Company’s shareholder register. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company, LLC located at 6201 15th Avenue, Brooklyn, NY 11219, not less than four (4) hours before the time fixed for the Extraordinary Meeting unless such requirement is waived by the chairman of the Extraordinary Meeting. Shareholders who attend the Extraordinary Meeting may revoke their proxy cards and vote their shares in person.

According to the Israeli Companies Law, 5759-1999 (the “Companies Law”), one or more shareholders who hold at least 1% of the voting rights in the General Meeting may request, within seven (7) days as of the date of this notice, that the Board of Directors include a subject matter on the agenda of the Extraordinary Meeting, provided it is suitable for discussion at a general meeting.

The complete form of the proposed resolutions may be inspected at the offices of the Company at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel during normal business hours, upon prior coordination with Ron Kalfus, Chief Financial Officer, at (+1) 877-429-6643 and on the Company’s website at www.rosettagx.com.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the meeting to the Company’s offices at its above mentioned address, Attention: Ron Kalfus, Chief Financial Officer, or by facsimile to +972-73-2220701, no later than September 8, 2017. Any position statement so received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

By order of the Board of Directors,
/s/ Brian A. Markison
Brian A. Markison
Chairman of the Board
August 14, 2017

PROXY STATEMENT

ROSETTA GENOMICS LTD.

10 Plaut St., Rabin Science Park

Rehovot, 76706

Israel

Phone number +972-73-222-0700

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On September 18, 2017

The enclosed proxy is being solicited by the board of directors of Rosetta Genomics Ltd. (the “Board” and the “Company”, respectively) for use at our Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the Philadelphia offices of the Company, at 3711 Market St. Suite 740, Philadelphia, PA 19104, on September 18, 2017 at 10:00 am (ET), or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Extraordinary Meeting has been established as of the close of trading on August 21, 2017.

As of August 13, 2017, we had outstanding 3,092,375 of our Ordinary Shares, nominal value New Israeli Shekels (“NIS”) 7.2 (the “Ordinary Shares”), each of which is entitled to one vote on each of the matters to be voted at the Extraordinary Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

We expect to solicit proxies by mail and to mail this proxy statement to shareholders on or about August 22, 2017. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. As of August 14, 2017, these proxy materials have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a Report on a Form 6-K and are available on the Company’s website www.rosettagx.com. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Avenue, Brooklyn, NY 11219, not less than four (4) hours before the time fixed for the Extraordinary Meeting, unless such requirement is waived by the chairman of the Extraordinary Meeting.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to each proposal set forth in the accompanying Notice of Extraordinary Meeting of Shareholders (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy. If a shareholder signs and returns the proxy card without giving specific instructions with respect to a particular proposal, his shares will be voted in accordance with the recommendation of the Board.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Extraordinary Meeting or requesting the return of the proxy at the Extraordinary Meeting; or (iii) executing and delivering to us a later-dated proxy.

Discussion at the Extraordinary Meeting will be commenced if a quorum is present. Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Extraordinary Meeting. If within half an hour from the time scheduled for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting shall be adjourned to September 25, 2017 at the same time and place, without it being necessary to notify the shareholders. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum. Shares subject to broker non-votes and abstentions are counted for purposes of determining whether a quorum is present but will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as with regard to any applicable matter broker non-votes and abstentions are not counted as being present or as having been voted.

The proposals to be presented at the Extraordinary Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the proposal.

MATTERS RELATING TO THE EXTRAORDINARY MEETING

At the Extraordinary Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL ONE - INCREASE OF SHARE CAPITAL

Background

As of the date hereof, the registered (authorized) share capital of the Company was NIS 54,000,000 divided into 7,500,000 Ordinary Shares, nominal (par) value NIS 7.2 each, and the Company’s outstanding share capital was 3,092,375 Ordinary Shares. As of August 13, 2017, the Company had outstanding approximately 3,820,523 warrants exercisable into approximately 3,820,523 Ordinary Shares (including 1,711,974 pre-funded warrants), convertible debentures for which 380,527 Ordinary Shares are reserved, and restricted shares (RSUs) and options to purchase approximately 147,350 Ordinary Shares that have been awarded under the Company’s incentive plans and an additional 46,810 Ordinary Shares are available for future grants under such plans.

The issuance of additional 703,742 Ordinary Shares upon conversion of convertible debentures and the exercise of warrants to purchase additional 649,635 Ordinary Shares are subject to an increase in the number of the Company’s authorized Ordinary Shares to allow a sufficient number of Ordinary Shares to be reserved to cover such issuances.

In order to enable the Company to raise capital in the future to fund its ongoing activities and to have enough authorized and unreserved Ordinary Shares available to cover the issuance of Ordinary Shares issuable upon conversion or exercise of all the outstanding warrants, options and convertible debt, it is proposed to increase the Company’s registered (authorized) share capital by NIS 126,000,000 (the “Capital Increase”). As a result, following such Capital Increase, the registered (authorized) share capital of the Company will be NIS 180,000,000 divided into 25,000,000 Ordinary Shares with nominal (par) value of NIS 7.2 each.

Accordingly, the Board is recommending to shareholders to approve the Capital Increase and to amend the Articles to reflect such Capital Increase.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTIONS BE ADOPTED AT THE EXTRAORDINARY MEETING:

(1)	That the registered (authorized) share capital of the Company be increased by NIS 126,000,000, so that following such increase, the registered (authorized) share capital of the Company will be NIS 180,000,000 divided into 25,000,000 ordinary shares, nominal (par) value NIS 7.2 each.

(2)

That Article 4(a) of the Company’s Articles of Association shall be amended and replaced in its entirety with the following new Article 4(a):

“The registered (authorized) share capital of the Company is one hundred and eighty million New Israeli Shekels (NIS 180,000,000) divided into twenty five million (25,000,000) Ordinary Shares, nominal (par) value NIS 7.2 per share”

An affirmative vote of a majority of the Ordinary Shares represented and voting at the Extraordinary Meeting in person or by proxy is required for the approval of such resolutions.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE PROPOSED RESOLUTIONS.

PROPOASL TWO - INCREASE OF THE NUMBER OF ORDINARY SHARES AVAILABLE FOR ISSUANCE UNDER THE COMPANY’S GLOBAL SHARE INCENTIVE PLAN

Background

At the meeting of shareholders that took place on July 12, 2006, the Company’s shareholders approved the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (“GSIP”).

Under the GSIP, the Company may issue either options or restricted shares to its employees, consultants and board members. Under the GSIP, the Company may also issue options or restricted shares to the employees, consultants and board members of its subsidiaries, including subsidiaries located in the United States. The aggregate number of Ordinary Shares that was authorized to be issued under the GSIP upon its adoption was 1,074 Ordinary Shares.1

Following prior increases in the number of Ordinary Shares authorized for issuance under the GSIP that were approved at the annual meetings of the Company’s shareholders that took place on December 22, 2009, October 12, 2012, November 12, 2014 and December 3, 2015, the total number of Ordinary Shares authorized for issuance under the GSIP was 194,160, of which, as of August 13, 2017, 46,810 Ordinary Shares were available for grant. Furthermore, out of the outstanding options for 145,309 Ordinary Shares, all had exercise prices ranging from US$ 5.76 per share to US$ 4,104 per share.

At the Board meeting dated August 10, 2017, it was resolved to approve, subject to the increase of the Company’s authorized share capital as detailed in Item 1 above, and to recommend the Company’s shareholders to approve, if Item 1 above is approved, the addition of 255,840 Ordinary Shares to the amount of Ordinary Shares authorized for issuance under the GSIP, so that the total number of Ordinary Shares authorized for issuance under the GSIP will equal 450,000 and that all of these shares shall be eligible for grant to all employees, consultants or board members of the Company and its subsidiaries, irrespective of whether they are United States or Israeli taxpayers.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTIONS BE ADOPTED AT THE EXTRAORDINARY MEETING:

“RESOLVED, to approve, the addition of 255,840 Ordinary Shares to the number of Ordinary Shares authorized for issuance under the GSIP so that the total number of Ordinary Shares authorized for issuance under the GSIP will equal 450,000 and that all of these shares shall be eligible for grant to all employees, consultants and board members of the Company and its subsidiaries, irrespective of whether they are United States or Israeli taxpayers.”

An affirmative vote of a majority of the shares represented and voting at the Extraordinary Meeting in person or by proxy is required for the approval of such resolution.

1 All amounts of Ordinary Shares in the subsection for Proposal 2 titled “background” are adjusted to give effect to (i) a 1-for-3.9822 reverse split that took place on June 15, 2006; (ii) a 1-for-4 reverse split that took place on July 6, 2011; (iii) a 1-for-15 reverse split that took place on May 14, 2012 and (iv) a 1-for-12 reverse split that took place on March 16, 2017.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

The complete form of the proposed resolutions may be inspected at the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel, during normal business hours, upon prior coordination with Ron Kalfus, Chief Financial Officer, at (+1)-877-429-6643 and on the Company’s website www.rosettagx.com.

In accordance with the Israeli Companies Law, 5759-1999, and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the meeting, to the Company’s offices at its above mentioned address, Attention: Ron Kalfus, Chief Financial Officer, at (+1) 877-429-6643, or by facsimile to +972-73-222-0701, no later than September 8, 2017. Any position statement so received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

The Company’s Board of Directors may send position statements in response to shareholder’s position statements no later than September 13, 2017.

It should be noted that following the date hereof, the agenda of the Extraordinary Meeting may be altered, including the adding of items to the agenda, and position statements may be published. The updated agenda and position statements will be made available to the public on the SEC’s website at http://www.sec.gov.

The final date on which the Company may submit a revised Proxy Statement following the adding of items to the agenda at the request of a shareholder is August 28, 2017.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors – SEC Filing” section of our website at www.rosettagx.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The filing of the Notice of Meeting and this proxy statement as an exhibit to a Report on Form 6-K with the SEC should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

OTHER MATTERS

As of the date of this proxy statement we are not aware of any other matters to be presented at the Extraordinary Meeting. However, if any other matters requiring the vote of the shareholders arises at the meeting, the persons named as proxy holders may use their discretion to vote on the matters in accordance with their best judgment as they deem advisable.

By order of the Board of Directors,

/s/ Brian A. Markison
Brian A. Markison
Chairman of the Board

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ROSETTA GENOMICS LTD.

Company no. 51-292138-8

10 Plaut St., Rabin Science Park

Rehovot, 7670609

Israel

Phone number +972-73-222-0700

Date of Extraordinary General Meeting – September 18, 2017

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL

The notice of meeting, proxy statement and proxy card

are available at www.rosettagx.com

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

The record date for determining the shareholders entitled to vote at the Extraordinary General Meeting:

The close of trading on August 21, 2017

Please detach along perforated line and mail in the envelope provided

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS BELLOW PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO SPECIFIC INSTRUCTION IS GIVEN WITH RESPECT TO THE MATTER TO BE ACTED ON - THE SHARES REPRESENTED BY A SIGNED PROXY CARD WILL BE VOTED FOR EACH PROPOSAL IN ACCORDANCE

			FOR	AGAINST	ABSTAIN
WITH THE RECOMMENDATION OF THE BOARD.	1.	To approve an increase of the Company’s registered (authorized) share capital and the corresponding amendment to the Articles, all as described in the accompanying proxy statement.	☐	☐	☐
Please sign, date and promptly return this proxy in the enclosed return envelope, which is postage prepaid if mailed in the United States.	2.	If Item 1 above is approved, approval of an addition of 255,840 ordinary shares, nominal (par) value NIS 7.2 each (“Ordinary Shares”), to the Ordinary Shares authorized for issuance under the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (“GSIP”), so that the total number of Ordinary Shares authorized for issuance under the GSIP will equal 450,000.	☐	☐	☐

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated:__________________________________________________, 2017

Signature :_______________________________________________

________________________________________________________

ROSETTA GENOMICS LTD. For the Extraordinary General Meeting of Shareholders To Be Held on September 18, 2017 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Rosetta Genomics Ltd. (the “Company”) hereby appoints Mr. Ken Berlin, Chief Executive Officer, or Mr. Ron Kalfus, Chief Financial Officer, of the Company, with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of Shareholders of the Company to be held at the Philadelphia offices of the Company, 3711 Market St. Suite 740, Philadelphia, PA 19104, on September 18, 2017 at 10 a.m. (ET) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of Extraordinary General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxy or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)